

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2025

Narasimhan Mani
Co-Chief Executive Officer and President
Scienture Holdings, Inc.
20 Austin Blvd.
Commack, NY 11725

      Re: Scienture Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 1-39199

Dear Narasimhan Mani:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Louis Kern, Esq